UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 February 2018

To:	Australian Securities Exchange

New York Stock Exchange

RESULTS PRESENTATION FOR HALF YEAR ENDED 31 DECEMBER 2017

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at:

https://edge.media-server.com/m6/p/kppz68bc

Further information on BHP can be found at www.bhp.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street,
Melbourne Victoria 3000	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

BHP
Financial results Half year ended
31 December 2017
Port Hedland

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US
Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the December 2017 half year compared with the December 2016 half year; operations includes operated assets and non-operated assets; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content contained on slide 36.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28
‘Subsidiaries’ in section 5.1 of BHP’s Annual Report on Form 20-F and in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F.
Financial results
20 February 2018 2

Financial results
Half year ended 31 December 2017
Andrew Mackenzie Chief Executive Officer

Key messages
Continued delivery of consistent plans is driving improvement across our business
Maximise cash flow
US$4.9 bn free cash flow
>US$12 bn in FY18 at spot prices*
6% volume growth
expected in FY18
US$2 bn productivity
gains targeted over two years to end-FY19
Capital discipline
US$15.4 bn net debt
in US$10-15 bn range in H2 FY18#
<US$8 bn p.a. to FY20
capital and exploration guidance
Investing for the future
SGO approved, Wildling success, South Flank to Board mid-year
Value and returns
ROCE up to 12.8%
further improvement expected
55 US cps dividend
72% payout ratio
Onshore US exit
tracking to plan with early interest from potential buyers
* Spot prices as of 14 February 2018.
# As at 31 January 2018, net debt was US$14.7 billion.
Financial results
20 February 2018

Interim FY18 scorecard

Financial performance supports shareholders returns

Safety	Tragically we had two fatalities during the period TRIF of 4.1[1]
Financial highlights	Attributable profit of US$2.0 billion; Underlying attributable profit of US$4.1 billion Underlying EBITDA of US$11.2 billion; free cash flow of US$4.9 billion
Shareholder returns	US$2.9 billion interim dividend determined (includes additional US$0.9 billion over minimum 50% payout) Half year dividend of US$0.55 per share, equivalent to 72% payout ratio
Investing for the future	Los Colorados Extension ramped up; Spence Growth Option approved; Wildling discovery Olympic Dam ramping up after planned shut; WAIO 290 Mtpa licence approved; South Flank study progressing
Costs	Negative productivity of US$0.5 billion; on track for US$2 billion gains by end-FY19 Queensland Coal FY18 unit cost guidance revised to US$66/t (H2 FY18: US$63/t)

Financial results
20 February 2018
5
BHP

Safety and sustainability
Health and safety are core to our values
Safety
We had two fatalities during the period
– Goonyella Riverside (August 2017)
– Permian Basin (November 2017)
~500,000 safety field-leadership interactions in H1 FY18
TRIF at operated assets
(Number of recordable injuries per million hours worked)
4.2
4.2
4.1
4.0
3.8
FY17 H1 FY18
Health
Committed to a 50% reduction in workers potentially exposed to harmful agents between FY17 and FY22
Mental health framework rolled out across the organisation
Potential exposures above OELs2
(Index, H1 FY17=100)
100
20%
75 50 25
0
H1 FY17 H1 FY18
Samarco
Committed to social and environmental rehabilitation in Brazil
– Progress on remediation programs
– Constructive Preliminary Agreement with Federal Prosecutors
– Focused on Samarco restart but subject to separate negotiations
Renova Foundation’s CY18 budget
Compensatory, Compensatory
13% R$2.19 bn
(13%) Reparatory aratory,
(100% basis) (87%) 87%
6

Financial results
Half year ended 31 December 2017
Peter Beaven Chief Financial Officer
Escondida

Financial performance
Results reflect higher commodity prices and a solid operating performance
Summary H1 FY18 Income Statement
(US$ billion)
Underlying EBITDA 11.2 14%
EBITDA margin 53%
Underlying EBIT 6.9 15%
Adjusted effective tax rate3 28.1% Adjusted effective tax rate incl. royalties 37.8%
Underlying attributable profit 4.1 25% Net exceptional items (2.0)
United States tax reform (1.8) Samarco dam failure (0.2)
Attributable profit 2.0 37%
Underlying earnings per share 76.1 US cps 25% Dividends per share 55 US cps 38%
Strong margins through the cycle
(Underlying EBITDA margin4, %) 60
35
BHP Peer group range 10
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 H1 FY18

Segment performance
Balanced contribution across the portfolio with significant improvement in Copper
Iron Ore
38% of Group EBITDA5
Strong margins and record production run-rate in Q2
Cost6: US$14.90/t 1% EBITDA: US$4.3 bn 3% EBITDA margin6: 60% ROCE6: 27%
Coal
16% of Group EBITDA5
Geotech issues offset record production at 4 mines
Cost: Queensland Coal US$71/t 26% NSWEC US$48/t 4% EBITDA: US$1.8 bn 11% EBITDA margin: 44% ROCE: 25%
Petroleum
18% of Group EBITDA5
Weather impacts offset by improved well performance
Conventional cost: US$10.38/boe 23% EBITDA: US$2.0 bn 2% EBITDA margin: 57% ROCE: Conventional 11% Onshore US (4)%
Copper
28% of Group EBITDA5
Los Colorados Extension ramped up
Cost7: US$1.27/lb 17%
EBITDA: US$3.2 bn 83% EBITDA margin: 56% ROCE: 15%
Financial results
20 February 2018 9

Group EBITDA waterfall
Strong commodity prices partially offset by negative productivity
Underlying EBITDA variance
(US$ billion) 15
External US$1.6 billion Controllable US$(0.3) billion
2.2
0.4
11.5 0.2 0.1
(0.4) 11.2
(0.2) (0.2)
9.9 (0.8) (0.0) 10
5
0
H1 FY17 Price8 Foreign Inflation Sub-total Growth Productivity Controllable Fuel & Non-cash10 Other 11 H1 FY18 exchange volumes volumes cash costs9 energy

Productivity
Negative productivity of US$496 million largely due to Olympic Dam planned shutdown and geotechnical issues at BMA
H1 FY18 productivity performance
(US$ million)
Olympic Dam BMA Exploration Other Escondida 0
(200) (400) (600) (800)
Cumulative productivity gains
(US$ billion)
16
200 12 8
200 4
0
FY12 FY13 FY14 FY15 FY16 FY17 FY18e FY19e
US$2 billion productivity target by end-FY19 to be delivered by resolved Broadmeadow roof conditions, volume creep at WAIO, Olympic Dam ramp-up and full utilisation of three concentrators at Escondida

Operating cash flow
Strong underlying cash generation offset by increased tax payments
Operating cash flow
(US$ billion) (Index, FY08=100)
35 200 30 25
20
100 15
10
7.3
5
0 0 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 Operating cash flow (H1) Operating cash flow (H2) Commodity basket index (RHS)12
Movements in operating cash flow
(US$ billion) 12
200
0.1 0.1
1.8 0.2
(0.3)
7.7
7.3
(2.3) 6
200
0
H1 FY17 Copper Coal Iron Ore Petroleum NiW Tax H1 FY18 Potash & other G&U

Free cash flow
Free cash flow of >US$12 billion at spot prices13 in FY18
Free cash flow
(US$ billion) (Index, FY08=100)
15 200
10
4.9 100 5
0
0
(5)
(10) (100) FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 Free cash flow (H1) Free cash flow (H2)
12
Commodity basket index (RHS)
Movements in free cash flow
(US$ billion) 10
200
0.5
1.4
(0.5)
5.8
4.9
5
(2.3)
200
0
H1 FY17 Cash from Working Investing Tax & other H1 FY18 operating capital cash flows activities

Capital allocation

Relentless focus on capital discipline, debt reduction and shareholder returns


H1 FY18
Operating productivity
Capital productivity
Net operating cash flow
US$7.3 bn
Less: dividends to NCIs of US$0.9bn[14]
Maintenance capital
US$1.0 bn
Strong balance sheet
✓
Minimum 50% payout ratio dividend[15]
US$1.8 bn
Excess cash
US$3.6 bn
Balance sheet
US$1.3 bn
Additional dividends[15]
US$0.5 bn
H2 FY17
Buy-backs
US$0.0 bn
Organic development
US$1.9 bn
• US$0.7 bn improvement
• US$0.1 bn latent capacity
• US$0.3 bn Onshore US
• US$0.3 bn major projects
• US$0.5 bn exploration
Acquisitions/ (Divestments)
US$(0.1) bn
• Minor Hawkville sale

Financial results
20 February 2018

14

BHP

Balance sheet
Net debt US$15.4 billion; gearing 19.9%; average debt maturity of 9.4 years16
Net debt and gearing
(Net debt, US$ billion) (Gearing, %)
30 40
15 25
0 10 FY12 FY13 FY14 FY15 FY16 FY17 H1 FY18 Net debt Net gearing
Movements in net debt
(US$ billion) 20
16.3
0.7 15.4
0.9 0.1 15
2.3
(4.9) 10
FY17 Free cash Dividends Dividends Other Non-cash H1 FY18 flow paid paid to movements fair value NCIs14 movement17
Targeting lower half of the US$10-15 billion net debt range while commodity prices remain elevated

Investing for the future
Ongoing improvements in capital productivity are enabling us to thrive on lower levels of capex
Capital and exploration expenditure H1 FY18 H2 FY18
(US$ billion) US$ billion US$ billion
Maintenance 1.0 1.0 Improvement 0.7 0.9
20 Latent capacity 0.1 0.2 Onshore US 0.3 0.8 Major projects 0.3 0.7 Exploration 0.5 0.4
Total 2.9 4.0
10
<US$8 billion p.a. US$6.9 billion
H2
H1
0
FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20
Capital and exploration expenditure guidance unchanged at US$6.9 billion in FY18 and below US$8 billion per annum in FY19 and FY20

Striking a balance between cash returns and investment
Our capital allocation framework is embedded in every capital decision we make
Dividend determined and capital and exploration expenditure18
(US$ billion) 4
0
(4)
Capital and exploration expenditure
Progressive dividend
(8) Additional dividend amount 50% payout ratio dividend
Net
(12)
H1 FY13 H2 FY13 H1 FY14 H2 FY14 H1 FY15 H2 FY15 H1 FY16 H2 FY16 H1 FY17 H2 FY17 H1 FY18

Return on Capital Employed
H1 FY18 ROCE improves to 12.8% (after tax)
ROCE by asset
(%)
Antamina19 35
Pampa Norte
Productivity, technology, latent NSWEC capacity to drive further improvement
25
Cerrejón19
Improving prices and record throughput
High-return
15 WAIO Queensland options to slow Coal field decline
Improving Escondida reliability, SMA, BFX
5 Conventional
Exit process tracking to plan
Petroleum Potash Olympic Onshore US Dam
(5)
0 10 20 30 40 50 60 70
Average capital employed (US$ billion) Exploration20
We expect our detailed asset-level plans to drive significant medium-term ROCE improvement

Onshore US
Exit process tracking to plan with bids to be assessed during the September 2018 quarter
Safety/ Redoubling safety efforts following fatality in the Permian
Operations Well trials increasing recoveries; FY18 production at upper end of guidance range
Development Tailored investment to optimise exit value by retaining acreage and progressing trials activity FY18 capital guidance reduced to US$1.1 billion with expected lower rig count
Trade sale/ Fayetteville data room open; all other data rooms open by end-March 2018 Asset swap Bids expected in June quarter, to be assessed during September quarter
Demerger/ Initial demerger implementation and market viability assessment completed IPO Demerger assessment to continue in parallel
Supportive environment for exit with early interest from buyers

Financial results
Half year ended 31 December 2017
Andrew Mackenzie Chief Executive Officer

Market outlook
Near-term uncertainty, attractive long-term fundamentals
Short term
Uncertainty Solid moderate growth
Balanced Sentiment risks positive
Medium term
Steeper New supply cost curves
Sustainable Emerging productivity Asia
Long term
Growth in
New demand population, centres wealth
Decarbonisation and Technology electrification

Our strategy
Value and returns are at the centre of everything we do
Simple portfolio
Diversified exposure to preferred commodities
Tier 1 upstream assets Attractive geographies Valuable options
Shareholder value and returns
Licence to operate
Distinctive enablers
Charter Values and culture of connectivity
Safety, productivity and operational excellence
Technology and systems to optimise resource and capital
Capital discipline, balance sheet strength and shareholder returns

Our strategy in action
We drive value and returns through our six focus areas
Productivity
Exploration
Latent capacity
Technology
Major projects
Onshore US

Minerals Australia

Detailed plans to improve ROCE to ~30% by FY22 (at FY17 prices)

Productivity	**Targeting >10% reduction in unit costs[21] over medium term** • Minerals Australia to account for >80% of Group's US$2 billion productivity gains by end-FY19 • Olympic Dam executing plans to improve operating stability
Latent capacity	**Suite of options offer average IRRs >70%[22]** • WAIO 290 Mtpa with licence received • CRSC on track, first production early-FY19 • Olympic Dam SMA to 230 ktpa, with first ore in Q1 FY18
Technology	**MCoE targeting ~20% reduction in maintenance costs** • >3.5% increase in equipment availability by FY22 **WAIO rail throughput improved by >10% since Q4 FY16** • Further upside expected from Rail Automation Scheduling and Communications Based Signalling System

Note: CRSC – Caval Ridge Southern Circuit; SMA – Southern Mine Area; MCoE – Maintenance Centre of Excellence.

WAIO annualised run rate
(Iron ore production, Mtpa)



300
250
200
150
FY19 exit rate
Q2 FY18 record run-rate
H1 FY13
H1 FY14
H1 FY15
H1 FY16
H1 FY17
H1 FY18
FY19e

Olympic Dam production and grade
(Copper production, Mt) (Copper grade, %)



Production
Grade
300
200
100
3.0
2.0
1.0
FY12
FY14
FY16
FY18e
FY20e
FY22e

Financial results
20 February 2018
24
BHP

Minerals Americas

Releasing latent capacity, investing in new capacity and exploring

Latent capacity

Record Escondida throughput with 3 concentrators
- Supported by investments in OGP1, LCE, EWS
- ~60% ground water usage, down from 90%[23] in FY16

Record Spence production rates
- Supported by completion of SRO

Major projects

Spence Growth Option approved
- Capex US$2.46 billion, first production in FY21

Jansen shafts and essential infrastructure 75% complete
- Proceeds only if it passes capital allocation framework tests

Exploration

Targeted copper exploration program
- Chile, Peru, Canada, South Australia, US
- Exploration office in Ecuador with four licences awarded

Note: OGP1 – Organic Growth Project 1; LCE – Los Colorados Extension; EWS – Escondida Water Supply.

Escondida grade decline to be offset by higher throughput



(Production, Mt)
(Mill head grade, %)
Total production
Mill head grade
1.5
1.0
0.5
0.0
1.8
1.4
1.0
0.6
FY12
FY13
FY14
FY15
FY16
FY17
FY18e

Spence production records in FY18



(Production, Mt)
(Head grade, %)
Total production
Head grade
0.3
0.2
0.1
0.0
1.8
1.4
1.0
0.6
FY12
FY13
FY14
FY15
FY16
FY17
FY18e

Financial results
20 February 2018

25

BHP

Conventional Petroleum
Extending production runway and securing next wave of growth
Continue to pursue low-risk, high-return growth options Latent GOM Atlantis Phase 3 unlocked by enhanced seismic capacity Trinidad Ruby/Delaware liquid/gas tie-back
Bass Strait gas resource development opportunities
Investing to extend the production runway Major Mad Dog 2 tracking to plan, 10% complete projects Greater Western Flank B on schedule and budget
Scarborough development concept maturation
Multi-billion barrel potential exploration program
Wildling: ongoing appraisal and future drilling in FY19 Exploration Trion: appraisal and exploration drilling in FY19
Trinidad: drilling in Q4 FY18 to follow-up LeClerc discovery
Scimitar: no commercial hydrocarbons encountered
Peer leading EBITDA margins24,25
(5-year average, %) 60 30
0
BHP
Peer leading ROIC24,25
(5-year average, %) 35
25 15 5
(5) BHP

We are delivering against our plans in FY18…
Maximise 6% copper equivalent volume growth expected in FY18 cash flow FY18 free cash flow >US$12 billion at spot prices13
Capital Expect net debt to be in US$10-15 billion target range in H2 FY18 discipline FY18 capex guidance unchanged at US$6.9 billion
H1 FY18 ROCE up to 12.8% Value and 26
US$2.9 billion in dividends (US$0.9 billion over minimum 50% returns payout)
ROCE
(%)
20
10
0
FY16 FY17 H1 FY18 FY22e (FY17
27
prices)
Continued delivery of consistent plans is driving improvement across our business

…and will continue to deliver over the medium term
Maximise US$2 billion productivity target for FY18 and FY19 unchanged cash flow Minerals Australia targeting medium-term unit cost21 reductions >10%
Capital Net debt range of US$10-15 billion to be maintained discipline <US$8 billion p.a. capital and exploration expenditure to FY20
Value and Value through productivity, technology, latent capacity and investment returns Detailed plans to drive further ROCE improvement by FY22
ROCE
(%)
20
10
0
FY16 FY17 H1 FY18 FY22e (FY17
27
prices)
Continued delivery of consistent plans is driving improvement across our business

BHP

BHP
Appendix

Samarco and Renova Foundation
Committed to social and environmental rehabilitation
Rio Gualaxo do Norte Rio Doce—Governador Valadares
December 2016
Rehabilitation (Renova Foundation)
River stabilisation and remediation efforts continued to improve river water quality
Fish surveys show encouraging abundance and range of species in all areas of the rivers surveyed
Over 260,000 compensation recipients
Communities chosen resettlement locations
September 2017 November 2015 August 2017
Legal developments
Signed Amendment to the Preliminary Agreement, and advanced negotiations on the Governance Agreement with Federal and State Prosecutors
Continue supporting negotiations with local Prosecutor and communities to enable resettlement process
Settlements with deceased individuals’ family members
Samarco mine restart
Restart important but must be safe and economically viable
Requires best scenario definition and LOC (Operational Corrective Licence) to be issued, as well as injunctions to be lifted
Debtholder negotiations continue

BHP guidance

Group	FY18e	
Capital and exploration expenditure (US$bn)	6.9	Cash basis. US$100 million lower Onshore US investment offsets unfavourable exchange rate movements.
Including:		
Maintenance	2.0	Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes capitalised deferred stripping of US$903 million for FY18.
Improvement	1.6	Includes North West Shelf Greater Western Flank-B, Conventional Petroleum infill drilling, Escondida Water Supply.
Latent capacity	0.3	Includes Caval Ridge Southern Circuit, Olympic Dam Southern Mine Area, Western Australia Iron Ore to 290 Mtpa.
Onshore US	1.1	Guidance changed from US$1.2 billion, as rig contracts expire and we adjust our development plans to optimise value for our planned exit.
Major projects	1.0	Includes Spence Growth Option, Mad Dog Phase 2, Jansen.
Exploration	0.9	Includes: US$715 million Petroleum and ~US$60 million Copper exploration program planned for FY18.

Petroleum	FY18e	
Total petroleum production (MMboe)	180 – 190	
Onshore US		
Capital expenditure (US$bn)	1.1	Guidance changed from US$1.2 billion, as rig contracts expire and we adjust our development plans to optimise value for our planned exit.
Production (MMboe)	61 – 67	Volumes expected to be towards upper end of range.
Conventional Petroleum		
Capital expenditure (US$bn)	0.8	Investment in Mad Dog Phase 2 project, high-return infill drilling in the Gulf of Mexico and a life extension project at North West Shelf. Includes US$700 million of development and US$100 million of maintenance.
Production (MMboe)	119 – 123	Infill drilling and brownfield projects are more than offset by planned maintenance at Mad Dog and natural field decline across the portfolio.
Unit cost (US$/boe)	~10	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rates of AUD/USD 0.75.
Exploration (US$bn)	0.7	Focused on Mexico, the Gulf of Mexico and the Caribbean.

Financial results
20 February 2018
32
BHP

BHP guidance (continued)

Copper	FY18e	
Total copper production (Mt)	1.66 – 1.79	Escondida at 1.13 - 1.23 Mt; Pampa Norte production is expected to increase; Olympic Dam at 150 kt; and Antamina production at 125 kt and zinc at 100 kt.
Escondida		
Production (Mt, 100% basis)	1.13 – 1.23	Volumes weighted to H2 FY18 reflecting full utilisation of the three concentrators.
Unit cash costs (US$/lb)	~1.00	Excludes freight and treatment and refining charges; net of by-product credits; based on an exchange rate of USD/CLP 663.

Iron Ore	FY18e	
Total iron ore production (Mt)	239 – 243	Volumes weighted to the second half of the financial year. Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	275 – 280	
Unit cash costs (US$/t)	<14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	4	Medium term average; +/- 50% in any given year. Includes South Flank which is now expected to be around US$45 per tonne, reflecting a stronger Australian dollar and updated estimates as the project planning has progressed.

Coal	FY18e	
Total metallurgical coal production (Mt)	41 – 43	FY18 guidance reduced from 44 - 46 Mt and reflects lower volumes now expected at Broadmeadow and Blackwater.
Total energy coal production (Mt)	29 – 30	
Queensland Coal		
Production (Mt)	41 – 43	
Unit cash costs (US$/t)	66	Increase from previous guidance of US$59 per tonne, as a result of reduced low-cost Broadmeadow and Blackwater volumes, production from higher cost pits and rising inflationary pressures. Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	8	Medium term average; +/- 50% in any given year.
NSW Energy Coal		
Unit cash costs (US$/t)	46	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	5	Medium term average; +/- 50% in any given year.

Financial results
20 February 2018
33
BHP

Key Underlying EBITDA sensitivities
Approximate impact(28)on FY18 Underlying EBITDA of changes of: US$ million
US$1/t on iron ore price(29) 221
US$1/bbl on oil price(30) 64
US¢10/MMbtu on US gas price 23
US$1/t on metallurgical coal price 43
US¢1/lb on copper price(29) 37
US$1/t on energy coal price(29) 18
US¢1/lb on nickel price 2
AUD (US¢1/A$) operations(31) 110

Debt maturity profile
Debt balances 32,33
(US$ billion)
8
6 4 2
0
FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28
US$ Euro Sterling A$ C$
Bonds34 Bonds34 Bonds34 Bonds Bonds Subsidiaries % of portfolio 38% 34% 12% 3% 3% 10% Capital markets 90% Asset financing 10%

Footnotes
1. BHP operated assets.
2. Occupational Exposure Limits (OELs). In FY18, a new five-year target was established to achieve a 50% reduction in the number of workers potentially exposed to respirable silica, diesel particulate matter and coal mine dust, as compared with our FY17 baseline (discounting protection by personal protective equipment).
3. Excludes the influence of exchange rate movements and exceptional items.
4. BHP data up to FY14 presented on a total operations basis. Peer group comprises Anglo American, Rio Tinto and Vale.
5. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
6. Unit cost, EBITDA margin and ROCE refer to Western Australia Iron Ore.
7. Operated copper assets (Escondida, Pampa Norte and Olympic Dam).
8. Net of price-linked costs.
9. Includes unfavourable fixed cost dilution at Olympic Dam as a result of the smelter maintenance campaign; impact of reduced volumes at Queensland Coal and Petroleum; and a favourable change in estimated recoverable copper in the Escondida sulphide leach pad in the prior period; partially offset by lower labour and contractor costs at WAIO.
10. Non-cash includes net deferred stripping costs.
11. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments).
12. Commodity basket index represents an EBITDA weighted average of key commodity prices, reweighted each financial year.
13. Spot prices as of 14 February 2018.
14. Dividends paid to non-controlling interests of US$944 million predominantly relate to Escondida.
15. Related to final dividend determined by the Board for FY17 and paid in September 2017.
16. Maturity years calculated based on first call date of Hybrid issuances, and includes subsidiary debt.
17. Non-cash fair value movement relates to foreign exchange variance due to the revaluation of local currency denominated debt to USD.
18. Dividends represent dividends determined for the period. Capital and exploration presented on a total operations basis up to FY14.
19. Antamina and Cerrejón are equity accounted investments; average capital employed represents BHP’s equity interest. Antamina ROCE truncated for illustrative purposes.
20. Conventional Petroleum exploration; ROCE truncated for illustrative purposes.
21. Operating cost per copper equivalent tonne presented on a continuing basis excluding royalties and BHP’s share of volumes from equity accounted investments; copper equivalent based on FY17 average realised prices.
22. Weighted by capital expenditure; consensus prices.
23. H1 FY18 compared with FY16.
24. Peer group includes: Anadarko, Apache, CNOOC, Encana, Hess, INPEX, Lundin Petroleum, PTTEP, Tullow Oil, Woodside.
25. Underlying Return on Invested Capital (ROIC) represents earnings divided by average net operated assets. EBITDA and ROIC average is based upon CY12 –CY16, including exploration. Source: Thomson Reuters (EBITDA margins), Bank of America Merrill Lynch (ROIC) and BHP internal analysis.
26. Refers to total dividends determined for H1 FY18.
27. Excludes Onshore US.
28. Assumes total volume exposed to price; determined on the basis of the BHP’s existing portfolio.
29. Excludes impact of equity accounted investments.
30. Excludes impact of change in input costs across the Group.
31. Based on average exchange rate for the period.
32. All debt balances are represented in notional USD values and based on financial years; as at 31 December 2017.
33. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
34. Includes hybrid bonds (24% of portfolio: 12% in USD, 9% in Euro, 3% in Sterling) with maturity shown at first call date.
Financial results
20 February 2018 36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 20, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary